FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 29, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)



Date   April 29, 2005                         By /s/ Christopher Thomas
----------------------                           ------------------------------
                                                     Christopher Thomas
                                                     Chief Financial Officer

              DryShips Inc. releases an updated Corporate FactSheet

ATHENS, Greece, April 29, 2005 - DryShips Inc. (Nasdaq: DRYS). Following the release of its earnings for the first quarter 2005 and the conference call and webcast which took place on April 27th, DryShips is releasing today an updated Corporate FactSheet which recaps core information about the company and its development.

The FactSheet is also available on the company's website, at www.dryships.com, where investors may also access a slides and audio webcast of the company's conference call on the First Quarter Earnings.

George Economou, Chairman, President and Chief Executive Officer of DryShips Inc. commented: "Our company is committed to providing investors with a regular flow of updated information on DryShips and the drybulk sector. The updated FactSheet is another initiative in this direction. It will be updated at least quarterly following our quarterly earnings announcements and will be available on our website at the disposal of any investor.

I would also like to remind you that our Daily Market Report page on our website, which was launched on April 6th, aims to provide investors with up to date information on the drybulk chartering market and especially on the three sectors in which the Company operates; namely the capesize, panamax and handymax sectors."

Please click on the link below (or copy and paste the link in your browser) to access the PDF file.
http://www.capitallink.com/companyprofile/factsheets/articles/23406845/
FactSheet%20Final.pdf

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 24 drybulk carriers and has entered into agreements to purchase an additional 3 vessels, 2 of which are scheduled for delivery within May 2005 and the last one within August 2005. Upon delivery of the 3 remaining vessels, DryShips will own and operate 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. It will be the second largest Panamax operator in the world. DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statements

Matters discussed in this release and the attached presentation may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.


Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com





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